

news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com



FOR IMMEDIATE RELEASE

CONTACT: Steven F. Groth, Chief Financial Officer
                    (212) 599-8000

FINANCIAL FEDERAL CORPORATION ANNOUNCES EARNINGS
FOR THE THIRD FISCAL QUARTER ENDED APRIL 30, 2003

NEW YORK, NY: June 10, 2003 - Financial Federal Corporation ("**FIF**" - **NYSE**), announced net earnings of $6.6 million for the quarter ended April 30, 2003, a 30% decrease from the $9.4 million earned for the quarter ended April 30, 2002. Diluted earnings per share decreased by 28% to $0.36 from $0.50. Finance receivables originated during the quarter totaled $158 million. Finance receivables outstanding decreased by 1% to $1.40 billion at April 30, 2003 from $1.41 billion at January 31, 2003.

Net earnings was $23.2 million and $27.5 million for the nine month periods ended April 30, 2003 and 2002, respectively, decreasing by 16%. Diluted earnings per share was $1.27 and $1.48, respectively, a 14% decrease. Net earnings for the nine months ended April 30, 2003 includes a $1.1 million after-tax loss from the redemption of convertible debt that reduced diluted earnings per share by $0.06. Without this loss, net earnings was $24.3 million and diluted earnings per share was $1.33, decreases of 11% and 10%, respectively from the respective amounts for the comparable period last year.

Net credit losses were $4.2 million or 1.18% (annualized) of average finance receivables compared to 0.78% in the preceding quarter and 0.24% for the quarter ended April 30, 2002. Non-performing assets were 5.2% of total finance receivables at April 30, 2003 compared to 5.6% at January 31, 2003 and 3.5% at April 30, 2002. Delinquent receivables (60 days or more past due) were 2.1% of total finance receivables at April 30, 2003 compared to 2.3% at January 31, 2003 and 3.0% at April 30, 2002.

Paul R. Sinsheimer, CEO, commented, "I believe the Company has a very strong liquidity position and diversified funding sources. Liquidity was enhanced and debt maturities were lengthened with the issuance of $200 million of term notes in April 2003. Proactive steps taken in the last year should allow the Company to take advantage of an economic turnaround.

"New business opportunities appear to be more favorable, and the Company's net investment in non-accruing receivables and repossessions decreased and the level of delinquencies declined. During the most difficult nine-months in our fourteen-year history, the Company produced an 11% return on equity with a historically low debt-to-equity ratio of 3.4:1."

Financial Federal Corporation specializes in financing industrial and commercial equipment through installment sales and leasing programs for manufacturers, dealers and end users nationwide. For additional information, please visit the Company's website at www.financialfederal.com.

-more-

CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended April 30,		Nine months ended April 30,	
	2003	**2002**	**2003**	**2002**
Finance income	$30,692	$34,188	$98,941	$103,410
Interest expense	9,995	11,852	33,725	38,485
Net finance income before provision for possible losses	20,697	22,336	65,216	64,925
Provision for possible losses	4,050	1,400	7,900	4,025
Net finance income	16,647	20,936	57,316	60,900
Salaries and other expenses	5,823	5,414	17,305	15,609
Loss on redemption of convertible debt	--	--	1,737	--
Earnings before income taxes	10,824	15,522	38,274	45,291
Provision for income taxes	4,239	6,116	15,096	17,831
NET EARNINGS	**$6,585**	**$9,406**	**$23,178**	**$27,460**
Earnings per common share:				
Diluted	**$0.36**	**$0.50**	**$1.27**	**$1.48**
Basic	$0.36	$0.56	$1.29	$1.65
Number of shares used:				
Diluted	18,135	20,187	18,399	20,053
Basic	18,061	16,674	17,935	16,610

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(In thousands)

	April 30, 2003	**July 31, 2002**	**April 30, 2002**
ASSETS			
Finance receivables	$1,402,715	$1,436,469	$1,399,358
Allowance for possible losses	(23,634)	(24,171)	(23,582)
Finance receivables-net	1,379,081	1,412,298	1,375,776
Cash	9,662	7,092	9,183
Other assets	35,221	28,456	25,791
TOTAL ASSETS	$1,423,964	$1,447,846	$1,410,750
LIABILITIES			
Senior debt	$1,054,769	$1,030,396	$1,002,145
Subordinated debt	--	93,478	93,478
Other liabilities and deferred taxes	59,221	75,403	78,247
Total liabilities	1,113,990	1,199,277	1,173,870
STOCKHOLDERS' EQUITY	309,974	248,569	236,880
TOTAL LIABILITIES AND EQUITY	$1,423,964	$1,447,846	$1,410,750

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are referred to the most recent reports on Forms 10-K and 10-Q filed by the Company with the Securities and Exchange Commission that identify such risks and uncertainties.

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